Filed by CBOT Holdings, Inc.

Subject Company – CBOT Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

File No. 333-72184

The following letter was distributed to CBOT members on January 30, 2004.

January 30, 2004

Dear Fellow Member:

I am writing this letter to provide you background information on our recent decision to assess the membership in anticipation of the increased financial demands associated with competitive pressures such as the launch of Eurex US.

As you are aware, consistent with our restructuring proposal, which has always contemplated restructuring our electronic trading business by eliminating Ceres and moving such business into a corporate entity, we dissolved Ceres as of December 31, 2003. We believe that this restructuring offers benefits for the exchange and its members as well as the limited partners of Ceres.

Our decision last year to dissolve Ceres prior to completion of the restructuring was motivated, in part, by uncertainty over the timing of completion of restructuring and a desire to begin operating our new electronic platform with LIFFE within a restructured electronic trading business. As a result of the dissolution of Ceres, we expect that its partners, including eCBOT, which is general partner, will receive initial liquidating distributions aggregating about $67.0 million. Because the financial results of Ceres have been consolidated with those of the exchange, the exchange’s financial statements have historically included cash held by Ceres, including cash that has now been distributed to Ceres partners. For example, the exchange’s balance sheet at year-end 2003 includes in excess of $142.0 million in cash, of which $63.0 million was attributable to the limited partners of Ceres.

Moving beyond financial results, however, the cash distributed to Ceres partners in connection with the dissolution and liquidation of Ceres was cash that would have been available for use in our electronic trading business to help ensure that it remains the competitive and thriving business that it currently is. In view of the competitive pressures we face, including the threat of competition from Eurex US and others, we wanted to make sure that the consequences of the distribution by Ceres of cash to its partners will not leave us in a competitively threatened position.

As a result, the Board of Directors approved a $9.0 million operating assessment (which is no different than dues under our Rules) upon the membership to increase the amount of cash we have available for use in our electronic and open-outcry trading businesses in order to help ensure that we will have the financial resources to effectively compete in the future.

Last, I know that there have been questions as to whether the lessee or lessor of a membership pays the assessment. In our view, this is really a point that is negotiated between lessee and lessor; however, it is the owner of the membership that is ultimately responsible to the exchange for the assessment.

Thank you again for your support in making 2003 a record year. We have challenges ahead of us, but I am confident that we are positioned to meet them.

Sincerely,

/s/  Charles P. Carey

Charles P. Carey

Chairman

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of The City of Chicago, Inc. (CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC’s web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.